Exhibit 99.1

VivoPower Completes Definitive Agreement with KWeather, Advances Strategic Exit from Digital Asset Holdings with No Realized or Unrealized Losses

VivoPower to advise and support KWeather in procuring Ripple Lab shares, including some on its own balance sheet

Balance of Ripple Lab shares held by VivoPower to be economically acquired by Lean Ventures

VivoPower confirms it has not incurred any realized or unrealized losses on digital asset holdings

VivoPower to receive $4.3million worth of KWeather shares representing 20% shareholding

VivoPower to recycle profits and capital released to concentrate its focus and resources on its data center infrastructure strategy

LONDON, February 05, 2026 (GLOBE NEWSWIRE) - VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”), a leading B Corp-certified global developer and owner of powered land and data center infrastructure for AI compute applications, confirms that it has completed a definitive agreement with Kweather Co., Ltd, a KOSDAQ-listed company (“KWeather”), which would involve KWeather acquiring the economic rights to some of VivoPower’s holdings in Ripple Lab shares, with VivoPower securing 20% of KWeather shares worth $4.3m. The balance of the Ripple Labs shares held by VivoPower will be acquired by Lean Ventures of South Korea pursuant to a definitive partnership agreement that was announced in December 2025.

This provides the mechanism for VivoPower to strategically exit its digital asset holdings. VivoPower will not be acquiring any further digital assets on its balance sheet and confirms that it has not incurred aggregate realized or unrealized losses on its digital asset positions.

VivoPower confirms that Ripple Labs share transactions with its partners, KWeather and Lean Ventures, will be conducted at market value and will be in accordance with the Ripple Labs approval process.

VivoPower will continue to focus its capital and resources on scaling up its data center infrastructure business.

About VivoPower

Originally founded in 2014 and listed on Nasdaq since 2016, VivoPower operates with a global footprint spanning the United Kingdom, Australia, North America, Europe, the Middle East, and Southeast Asia. An award-winning global sustainable energy solutions B Corporation, VivoPower is scaling up its power to X strategy with a focus on developing, building, and owning low-cost, sustainable powered land and data center infrastructure in select sovereign nations to be leased out for AI use cases. It also has three other business units, Tembo, Caret Digital, and Vivo Federation, which are in the process of being spun out or divested. Tembo is focused on electric solutions for off-road and on-road customized and ruggedized fleet applications, as well as ancillary financing, charging, battery, and microgrid solutions. Caret Digital is a power-to-x business focused on the highest and best use cases for renewable power, including digital asset mining. Vivo Federation is the digital asset arm of VivoPower, focused on XRPL-based real-world blockchain applications and maintaining exposure to Ripple Labs shares and digital assets.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

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